Arrived Homes 4, LLC
1700 Westlake Avenue North
Suite 200
Seattle, Washington 98109

June 17, 2025

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Pearlyne Paulemon and Brigitte Lippmann

Re: Arrived Homes 4, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 11
Filed February 19, 2025
File No. 024-12424

Ladies and Gentlemen:

This letter is being submitted by Arrived Homes 4, LLC (the “Company”) in response to the comment letter dated March 18, 2025 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 11 to its Offering Statement on Form 1-A (File No. 024-12424) submitted to the Commission on February 19, 2025 (the “Offering Statement”). This letter sets forth the Company’s response (“Response”) to the Comment Letter.

The Company has revised the Offering Statement, and together with this Response, is submitting Post-Qualification Amendment No. 12 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”). The Amended Offering Statement which accompanies this Response letter contains other important updates and revisions.

For your convenience, each of the Staff’s comments is repeated below, followed immediately by the Company’s response. Any references to page numbers and captions in the Response below correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this Response have the meanings assigned to such terms in the Amended Offering Statement.

Form 1-A POS filed February 19, 2025
U.S. Federal Income Tax Considerations

1.
We note your disclosure on page 88 that you intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ending December 31, 2021. We also note your reference on page 93 that you intend to elect to be taxed as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2023. Please revise to update and reconcile when you plan to qualify as a REIT, and disclose whether you have been a REIT for the taxable years 2023 and 2024.

Response: The Company has revised this disclosure in the Amended Offering Statement to indicate that the Company qualified for taxation as a REIT beginning with the taxable year ending December 31, 2023, the first year that the Company was in existence, and for the year ended December 31, 2024.

General

2.
Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: The Company is including, as Exhibit A to this Response, a copy of its template for future NAV disclosures.
, 2023 Page 2
3.
On page 56, please describe the material terms of the following agreements:
•
NCPS PPEX ATS Company Agreement, listed as Exhibit 6.41 in the exhibit index;
•
Secondary Brokerage Agreement, listed as Exhibit 6.42 in the exhibit index;
•
Executing Broker Tools License Agreement, listed as Exhibit 6.43 in the exhibit index; and
•
NCIT Software and Services License Agreement, listed as Exhibit 6.44 in the exhibit index.
Also disclose the status of these agreements and any material terms that remain unfinalized. Note that we may have further comments after reviewing your exhibits and response.

Response: With the exception of the Executing Broker Tools License Agreement, which was ultimately not entered into, the Company is filing copies of these executed agreements as exhibits to the Amended Offering Statement.

Finally, the Company has revised the Amended Offering Statement to reflect other changes and updates since the Offering Statement was filed.

If you have any questions or comments regarding this Response or the Amended Offering Statement, please contact the undersigned at (814) 277-4833 or ryan@arrived.com. You may also contact John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701 or john@arrived.com. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq.
General Counsel and VP of Legal

Exhibit A

Net Asset Value Disclosure Template

 Arrived Homes 4, LLC

SUPPLEMENT NO. [ ] DATED [ ], 2025
TO THE OFFERING CIRCULAR DATED [ ], 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 4, LLC (“we”, “our” or “us”), dated [ ], 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value (“NAV”) Per Interest for each series as of [ ], 2025; and
●	Historical NAV Information

Net Asset Value as of [ ], 2025

As of [ ], 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about [ ], 2025.

Series	NAV Per Interest
[ ]	$[ ]

The following sets forth the calculation of each series’ NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

(In thousands, except share and per share amounts)		[ ]
ASSETS
Cash and cash equivalents	$
Property and equipment, net
Deposits
Total assets	$

LIABILITIES
Accounts payable	$
Tenant deposits
Note payable
Distributions payable
Due to related party
Total liabilities	$

MEMBERS' EQUITY
Interests outstanding, net of offering costs, on [ ], 2025	$
Retained earnings (accumulated deficit)
Total members' equity	$
Total liabilities and members' equity	$

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	$
Net adjustments to fair value
Capitalized up front offering fees
TOTAL NET ASSETS	$
NET ASSET VALUE PER INTEREST, on interests outstanding, net of offering costs, for the period ended [ ], 2025	$

[1] Estimated Balance Sheet as of [ ], 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Historical NAV Information

Below is the NAV per interest for each series, incorporated by reference, as determined in accordance with our valuation policies, for each period to date.

Date	Link
[ ], 2025	[ ]